FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

People's Choice Home Loan Securities Corp.	**0001275070**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 27, 2004 Series 2004-1	**333-111811**

Name of Person Filing the Document
(If Other than the Registrant)

04027806

SEC MAIL RECEIVED
APR 2 8 2004
WASH, D.C.

PROCESSED
APR 3 0 2004
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE'S CHOICE HOME LOAN
SECURITIES CORP.

By: Brad Plantiko
Name: BRAD PLANTIKO
Title: CFO.

Dated: April 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

People's Choice Home Loan, Inc.

$[497,308,000] (Approximate)
PEOPLE'S CHOICE HOME LOAN SECURITIES TRUST SERIES 2004-1

People's Choice Home Loan, Inc.
(Seller)

HomEq Servicing Corporation
(Servicer)

People's Choice Home Loan Securities Trust, Series 2004-1

To 10% Call

Class	Approx. Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
1-A [(3)]	286,776,000	1M LIBOR	2.41	1 - 90	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A1[(4)]	59,078,000	1M LIBOR	2.40	1 - 90	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A2[(4)]	48,342,000	1M LIBOR	1.50	1 - 55	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A3[(4)]	10,736,000	1M LIBOR	6.47	55 - 90	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
A-SIO[(5)]	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2006	AAA/AAA/Aaa
A3[(6)]	25,309,000	1M LIBOR	5.06	41 - 90	15.00%	TBD	6/25/2034	AAA/NR/NR
M1	7,592,000	1M LIBOR	5.01	41 - 90	13.50%	TBD	6/25/2034	AA/AA/Aa2
M2	10,124,000	1M LIBOR	4.99	40 - 90	11.50%	TBD	6/25/2034	AA-/AA-/Aa3
M3	15,185,000	1M LIBOR	4.97	39 - 90	8.50%	TBD	6/25/2034	A+/A+/A2
M4	6,327,000	1M LIBOR	4.95	38 - 90	7.25%	TBD	6/25/2034	A/A/A3
M5	7,592,000	1M LIBOR	4.94	38 - 90	5.75%	TBD	6/25/2034	A-/A-/Baa1
M6	5,062,000	1M LIBOR	4.94	38 - 90	4.75%	TBD	6/25/2034	BBB+/BBB+/Baa2
M7	6,327,000	1M LIBOR	4.93	37 - 90	3.50%	TBD	6/25/2034	BBB+/BBB/Baa3
M8	5,062,000	5.00%	4.92	37 - 90	2.50%	N/A	6/25/2034	BBB/BBB-/NR
B1	3,796,000	5.00%	4.78	37 - 89	1.75%	N/A	6/25/2034	BBB-/NR/NR
B2[(7)]	3,796,000	5.00%	4.35	37 - 75	1.00%	N/A	6/25/2034	BB+/NR/NR

To Maturity

Class	Approx. Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
1-A [(3)]	286,776,000	1M LIBOR	2.61	1 - 199	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A1[(4)]	59,078,000	1M LIBOR	2.61	1 - 198	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A2[(4)]	48,342,000	1M LIBOR	1.50	1 - 55	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
2-A3[(4)]	10,736,000	1M LIBOR	7.60	55 - 198	20.00%	TBD	6/25/2034	AAA/AAA/Aaa
A-SIO[(5)]	Notional	N/A	N/A	N/A	N/A	N/A	4/25/2006	AAA/AAA/Aaa
A3[(6)]	25,309,000	1M LIBOR	5.57	41 - 166	15.00%	TBD	6/25/2034	AAA/NR/NR
M1	7,592,000	1M LIBOR	5.50	41 - 155	13.50%	TBD	6/25/2034	AA/AA/Aa2
M2	10,124,000	1M LIBOR	5.46	40 - 151	11.50%	TBD	6/25/2034	AA-/AA-/Aa3
M3	15,185,000	1M LIBOR	5.41	39 - 146	8.50%	TBD	6/25/2034	A+/A+/A2
M4	6,327,000	1M LIBOR	5.36	38 - 134	7.25%	TBD	6/25/2034	A/A/A3
M5	7,592,000	1M LIBOR	5.30	38 - 128	5.75%	TBD	6/25/2034	A-/A-/Baa1
M6	5,062,000	1M LIBOR	5.25	38 - 120	4.75%	TBD	6/25/2034	BBB+/BBB+/Baa2
M7	6,327,000	1M LIBOR	5.15	37 - 113	3.50%	TBD	6/25/2034	BBB+/BBB/Baa3
M8	5,062,000	5.00%	5.00	37 - 101	2.50%	N/A	6/25/2034	BBB/BBB-/NR
B1	3,796,000	5.00%	4.78	37 - 89	1.75%	N/A	6/25/2034	BBB-/NR/NR
B2[(7)]	3,796,000	5.00%	4.35	37 - 75	1.00%	N/A	6/25/2034	BB+/NR/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes initial overcollateralization of approximately 1.00%.

(3) The Class 1-A Certificates are the Senior Certificates of Group 1.

(4) The Class 2-A1, 2-A2, and 2-A3 Certificates are the Senior Certificates of Group 2.

(5) Class A-SIO will be a Senior Inverse Interest-Only Certificate. It will have an interest rate equal to 0.00% for the first Distribution Date, and an interest rate equal to the greater of (i) 0.00% and (ii) 1.10% minus 1 Month LIBOR for Distribution Dates 2 through 24.

(6) Class A3 will be a Senior Subordinate Certificate.

(7) The Class B2 Certificates are not offered hereby.

Summary of Terms	
Issuer:	People's Choice Home Loan Securities Trust 2004-1
Depositor:	People's Choice Home Loan Securities Corp.
Trustee:	HSBC
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	HomEq Servicing Corporation
Lead Underwriter:	Lehman Brothers Inc.
Co-Manager:	Deutsche Bank Securities Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: May 25, 2004
Cut-Off Date:	April 1, 2004
Pricing Date:	Week of April 19, 2004
Closing Date:	On or about April 28, 2004
Settlement Date:	On or about April 28, 2004 through DTC, Euroclear or Clearstream.
Delay Days:	0 day delay – All Classes
Day Count:	Actual/360 on Classes A-SIO, 1-A, 2-A1, 2-A2, 2-A3, A3, M1, M2, M3, M4, M5, M6, and M7 30/360 on Classes M8, B1, and B2
Collection Period:	2nd day of prior month through 1st day of month of the related Distribution Date.

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.500% of the loan principal balance annually.
Master Servicing Fee:	The master servicing fee is equal to 0.005% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Clearstream.
Denomination:	$25,000 minimum and increments $1 in excess thereof for Classes 1-A, 2-A1, 2-A2, and 2-A3. $100,000 minimum and increments $1 in excess thereof for the Class A3 Certificates, the Subordinate Certificates and the Class A-SIO Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A, Class M, Class B1, and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Principal Payment Priority

At the Senior level, the collateral is divided into two groups, Group 1 and Group 2.

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Class 1-A Certificates, until its certificate principal balance is reduced to zero;

2) All principal from Group 2 will be paid to the Class 2-A1, 2-A2, and 2-A3 Certificates as follows:

(i) To the Class 2-A1, 2-A2, and 2-A3 Certificates, proportionately based on the balance of the Class 2-A1 Certificates in (a) and the aggregate balance of the Class 2-A2 and 2-A3 Certificates in (b), concurrently as follows:

(a) To the Class 2-A1 Certificates, until its certificate principal balance is reduced to zero.

(b) To the Class 2-A2 and 2-A3 Certificates, sequentially and in that order, until their certificate principal balances are reduced to zero.

3) If the Senior Certificates of either group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other group, as described above, after giving effect to distributions from the related group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class A3, M1, M2, M3, M4, M5, M6, M7, M8, B1 and B2 Certificates, in that order, in each case until its certificate principal balance is reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect: principal from each group will be paid to the related Senior Certificates as described in Step I(1) and I(2) above, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any group have been reduced to zero, principal from that group will be allocated to the Senior Certificates of the other group as described above in Step I(3), after giving effect to distributions from the related group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class A3, M1, M2, M3, M4, M5, M6, M7, M8, B1 and B2 Certificates, in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current aggregate loan balance, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance.

III. The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th Distribution Date.

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A1, 2-A2,, A3, M1, M2, M3, M4, M5, M6, and M7 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class M8, B1, and B2 Certificates will be equal to the lesser of (i) 5.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR, on an actual/360 basis (except in the case of the first Accrual Period, the Interest Rate will be 0.00%). Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-SIO, M8, B1, and B2 Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (in the case of the first Accrual Period beginning on the Settlement Date for any Class of LIBOR Certificates or the Class A-SIO Certificates, and on April 25, 2004 for the Class M8, B1, and B2 Certificates) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee, Master Servicing Fee, and certain costs, liabilities, and expenses of the Trustee, Master Servicer, or Securities Administrator to the extent provided in the Pooling & Servicing Agreement;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A and the A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, 2-A2, and 2-A3 Certificates, and the A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes A3, M1, M2, M3, M4, M5, M6, M7, M8, B1 and B2, sequentially;

(5) To pay to the Trustee, Master Servicer, or Securities Administrator previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling & Servicing Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the OC Target;

(7) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A and 2-A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(8) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6, M7, M8, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(9) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6, M7, M8, B1 and B2 any Deferred Amounts; and

(10) To pay remaining amounts to the holder of the Class C Certificate. [1]

(1) Any amounts received from the Interest Rate Cap will be allocated in steps (7), (8) and (10), in that order of priority.

Class A-SIO Notional Amounts

The Components of the Class A-SIO Certificates will have a Notional Amount equal to (i) the lesser of the initial Collateral balance for the related group and (ii) the following approximate schedule:

Distribution Date	A-SIO(1) Component Notional Amount ($)	A-SIO(2) Component Notional Amount ($)	Class A-SIO Total Notional Amount ($)
1	354,104,044.32	145,895,955.68	500,000,000.00
2	354,104,044.32	145,895,955.68	500,000,000.00
3	350,877,922.87	144,555,339.51	495,433,262.38
4	347,171,504.18	143,022,859.53	490,194,363.71
5	342,834,904.03	141,230,988.14	484,065,892.17
6	337,540,874.67	139,044,947.57	476,585,822.24
7	331,670,877.12	136,621,910.04	468,292,787.16
8	325,307,568.37	133,995,944.57	459,303,512.94
9	318,091,057.18	131,018,832.77	449,109,889.95
10	310,361,420.15	127,830,676.14	438,192,096.29
11	301,309,706.56	124,098,313.93	425,408,020.49
12	291,711,382.45	120,141,169.35	411,852,551.80
13	282,079,507.31	116,170,553.49	398,250,060.80
14	270,477,559.62	111,388,955.28	381,866,514.90
15	260,733,883.10	107,372,994.16	368,106,877.26
16	251,869,105.05	103,719,287.55	355,588,392.60
17	243,493,053.92	100,267,128.28	343,760,182.20
18	234,678,403.37	96,634,642.07	331,313,045.44
19	222,732,124.20	91,712,945.61	314,445,069.81
20	210,272,846.32	86,580,361.54	296,853,207.86
21	198,597,292.04	81,770,809.90	280,368,101.93
22	188,174,678.42	77,477,446.05	265,652,124.47
23	178,356,436.03	73,433,191.32	251,789,627.35
24	169,091,872.51	69,617,147.52	238,709,020.03

On and after the 25th Distribution Date, the Class A-SIO Notional Amount will be equal to zero.

Carryforward Interest

"Carryforward Interest" for each Class of offered certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of offered certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 4.10%, paying a maximum of 3.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate. The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	500,000,000.00
3	495,433,262.38
4	490,194,363.71
5	484,065,892.17
6	476,585,822.24
7	468,292,787.16
8	459,303,512.94
9	449,109,889.95
10	438,192,096.29
11	425,408,020.49
12	411,852,551.80

Month	Approximate Notional Balance ($)
13	398,250,060.80
14	381,866,514.90
15	368,106,877.26
16	355,588,392.60
17	343,760,182.20
18	331,313,045.44
19	314,445,069.81
20	296,853,207.86
21	280,368,101.93
22	265,652,124.47
23	251,789,627.35
24	238,709,020.03

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 3.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Mezzanine and Subordinate Class Net Funds Cap" (includes the Class A3 Certificates) for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to either Group has been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that in the case of Classes M8, B1, and B2 clause (b) in each definition above will be equal to 1.

The "Group Subordinate Amount" is the excess of the aggregate loan balance of the related group for the immediately preceding Distribution Date over the aggregate certificate principal balance of the Class 1-A Certificates (for Group 1) or the sum of the aggregate certificate principal balance of the Class 2-A1, 2-A2, and 2-A3 Certificates (for Group 2), immediately prior to the related Distribution Date.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related Collection Period divided by (y) 12, and (B) the aggregate Group loan balance for the immediately preceding Distribution Date, exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) the Class A-SIO Interest Rate divided by 12 and (B) the related A-SIO Component Notional Amount and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount actually paid based on the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class C and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B2, the Class B1, the Class M Certificates in inverse order of rank (together with the Class B2 and B1 Certificates the "Subordinate Certificates"), and the Class A3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A1, 2-A2, and 2-A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates or the Class A3 Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction may be called by the majority holders of the Class C Certificates, on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class 1-A, 2-A1, 2-A2, 2-A3, and A3 Certificates will double, the margins on Classes M1, M2, M3, M4, M5, M6 and M7 will increase to 1.5 times their initial margin and the Interest Rates for Classes M8, B1, and B2 will increase to 5.75%

Credit Enhancement

Subordination

Classes 1-A, 2-A1, 2-A2, and 2-A3, and A-SIO will have limited protection in the form of the subordination provided by the Subordinate Certificates. Classes 1-A, 2-A1, 2-A2, 2-A3, and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of the Class 1-A, 2-A1, 2-A2, and 2-A3 Certificates) over Classes having a lower priority of distribution. The Class A3 Certificates will be senior to each Class of Class M Certificates and to the Class B1 and B2 Certificates. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to each Class of Class B Certificates, and the Class B1 Certificates will be senior to the Class B2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate certificate principal balance exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate principal balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target with respect to any Distribution Date prior to the Stepdown Date is equal to 1.00% of the Cut-Off Date collateral balance. On or after the Stepdown Date, the OC Target is equal to 2.00% of the current collateral balance, subject to a floor equal to 0.50% of the Cut-Off Date collateral balance. If a Trigger Event has occurred on the related Distribution Date, the OC Target will be the same as the OC Target on the preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed certain levels set by the rating agencies, and are expected to be as follows:

Distribution Date	Loss Percentage
May 2007 to April 2008	3.50% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
May 2008 to April 2009	5.25% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
May 2009 and thereafter	7.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Pool Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the certificate principal amount of the Class A3 Certificates, the aggregate certificate principal amount of the Subordinate Certificates, and the OC (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Contacts

Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Ross Shapiro	(212) 526-6870
MBS Banking	Brad Andres	(212) 526-8367
	Andor Meszaros	(212) 526-5150
	Christina Barretto	(212) 526-2185
MBS Stucturing	Sei-Hyong Park	(212) 526-0203

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	4.91	3.31	2.41	1.76	1.25
Window (mos)	1 - 175	1 - 121	1 - 90	1 - 70	1 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class 2-A1					
Avg. Life (yrs)	4.92	3.32	2.40	1.76	1.25
Window (mos)	1 - 175	1 - 121	1 - 90	1 - 70	1 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class 2-A2					
Avg. Life (yrs)	3.17	2.11	1.50	1.12	0.90
Window (mos)	1 - 111	1 - 75	1 - 55	1 - 32	1 - 26
Expected Final Mat.	7/25/2013	7/25/2010	11/25/2008	12/25/2006	6/25/2006
Class 2-A3					
Avg. Life (yrs)	12.81	8.75	6.47	4.63	2.82
Window (mos)	111 - 175	75 - 121	55 - 90	32 - 70	26 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.25	3.59	2.61	1.93	1.34
Window (mos)	1 - 324	1 - 258	1 - 199	1 - 157	1 - 127
Expected Final Mat.	4/25/2031	10/25/2025	11/25/2020	5/25/2017	11/25/2014
Class 2-A1					
Avg. Life (yrs)	5.27	3.59	2.61	1.92	1.33
Window (mos)	1 - 325	1 - 258	1 - 198	1 - 155	1 - 124
Expected Final Mat.	5/25/2031	10/25/2025	10/25/2020	3/25/2017	8/25/2014
Class 2-A2					
Avg. Life (yrs)	3.17	2.11	1.50	1.12	0.90
Window (mos)	1 - 111	1 - 75	1 - 55	1 - 32	1 - 26
Expected Final Mat.	7/25/2013	7/25/2010	11/25/2008	12/25/2006	6/25/2006
Class 2-A3					
Avg. Life (yrs)	14.74	10.25	7.60	5.51	3.29
Window (mos)	111 - 325	75 - 258	55 - 198	32 - 155	26 - 124
Expected Final Mat.	5/25/2031	10/25/2025	10/25/2020	3/25/2017	8/25/2014

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.23	1.99	1.20
Window (mos)	1 - 118	1 - 76	1 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class 2-A1			
Avg. Life (yrs)	3.25	1.99	1.20
Window (mos)	1 - 118	1 - 76	1 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class 2-A2			
Avg. Life (yrs)	2.07	1.23	0.88
Window (mos)	1 - 73	1 - 35	1 - 25
Expected Final Mat.	5/25/2010	3/25/2007	5/25/2006
Class 2-A3			
Avg. Life (yrs)	8.55	5.42	2.65
Window (mos)	73 - 118	35 - 76	25 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.49	2.17	1.25
Window (mos)	1 - 251	1 - 169	1 - 121
Expected Final Mat.	3/25/2025	5/25/2018	5/25/2014
Class 2-A1			
Avg. Life (yrs)	3.52	2.18	1.25
Window (mos)	1 - 252	1 - 170	1 - 121
Expected Final Mat.	4/25/2025	6/25/2018	5/25/2014
Class 2-A2			
Avg. Life (yrs)	2.07	1.23	0.88
Window (mos)	1 - 73	1 - 35	1 - 25
Expected Final Mat.	5/25/2010	3/25/2007	5/25/2006
Class 2-A3			
Avg. Life (yrs)	10.04	6.43	2.95
Window (mos)	73 - 252	35 - 170	25 - 121
Expected Final Mat.	4/25/2025	6/25/2018	5/25/2014

Sensitivity Analysis – To 10% Call

Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A3					
Avg. Life (yrs)	9.64	6.54	5.06	4.63	4.66
Window (mos)	56 - 175	37 - 121	41 - 90	47 - 70	55 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M1					
Avg. Life (yrs)	9.64	6.54	5.01	4.41	4.49
Window (mos)	56 - 175	37 - 121	41 - 90	45 - 70	52 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M2					
Avg. Life (yrs)	9.64	6.54	4.99	4.33	4.25
Window (mos)	56 - 175	37 - 121	40 - 90	43 - 70	48 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M3					
Avg. Life (yrs)	9.64	6.54	4.97	4.24	4.01
Window (mos)	56 - 175	37 - 121	39 - 90	41 - 70	44 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M4					
Avg. Life (yrs)	9.64	6.54	4.95	4.18	3.85
Window (mos)	56 - 175	37 - 121	38 - 90	40 - 70	42 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.64	6.54	4.94	4.14	3.77
Window (mos)	56 - 175	37 - 121	38 - 90	39 - 70	41 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M6					
Avg. Life (yrs)	9.64	6.54	4.94	4.12	3.71
Window (mos)	56 - 175	37 - 121	38 - 90	39 - 70	40 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M7					
Avg. Life (yrs)	9.64	6.54	4.93	4.09	3.66
Window (mos)	56 - 175	37 - 121	37 - 90	38 - 70	39 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M8					
Avg. Life (yrs)	9.64	6.54	4.92	4.08	3.62
Window (mos)	56 - 175	37 - 121	37 - 90	38 - 70	38 - 56
Expected Final Mat.	11/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class B1					
Avg. Life (yrs)	9.41	6.36	4.78	3.94	3.50
Window (mos)	56 - 174	37 - 120	37 - 89	37 - 69	38 - 55
Expected Final Mat.	10/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class B2					
Avg. Life (yrs)	8.60	5.78	4.35	3.60	3.21
Window (mos)	56 - 150	37 - 102	37 - 75	37 - 58	37 - 47
Expected Final Mat.	10/25/2016	10/25/2012	7/25/2010	2/25/2009	3/25/2008

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A3					
Avg. Life (yrs)	10.51	7.21	5.57	5.03	5.68
Window (mos)	56 - 293	37 - 219	41 - 166	47 - 130	55 - 105
Expected Final Mat.	9/25/2028	7/25/2022	2/25/2018	2/25/2015	1/25/2013
Class M1					
Avg. Life (yrs)	10.49	7.19	5.50	4.80	4.81
Window (mos)	56 - 280	37 - 206	41 - 155	45 - 122	52 - 98
Expected Final Mat.	8/25/2027	6/25/2021	3/25/2017	6/25/2014	6/25/2012
Class M2					
Avg. Life (yrs)	10.47	7.17	5.46	4.71	4.56
Window (mos)	56 - 275	37 - 201	40 - 151	43 - 119	48 - 95
Expected Final Mat.	3/25/2027	1/25/2021	11/25/2016	3/25/2014	3/25/2012
Class M3					
Avg. Life (yrs)	10.42	7.13	5.41	4.59	4.29
Window (mos)	56 - 267	37 - 194	39 - 146	41 - 114	44 - 92
Expected Final Mat.	7/25/2026	6/25/2020	6/25/2016	10/25/2013	12/25/2011
Class M4					
Avg. Life (yrs)	10.36	7.08	5.36	4.49	4.11
Window (mos)	56 - 251	37 - 179	38 - 134	40 - 105	42 - 84
Expected Final Mat.	3/25/2025	3/25/2019	6/25/2015	1/25/2013	4/25/2011
Class M5					
Avg. Life (yrs)	10.30	7.02	5.30	4.43	4.00
Window (mos)	56 - 242	37 - 172	38 - 128	39 - 100	41 - 81
Expected Final Mat.	6/25/2024	8/25/2018	12/25/2014	8/25/2012	1/25/2011
Class M6					
Avg. Life (yrs)	10.20	6.95	5.25	4.35	3.91
Window (mos)	56 - 229	37 - 161	38 - 120	39 - 93	40 - 75
Expected Final Mat.	5/25/2023	9/25/2017	4/25/2014	1/25/2012	7/25/2010
Class M7					
Avg. Life (yrs)	10.06	6.84	5.15	4.26	3.80
Window (mos)	56 - 217	37 - 151	37 - 113	38 - 88	39 - 71
Expected Final Mat.	5/25/2022	11/25/2016	9/25/2013	8/25/2011	3/25/2010
Class M8					
Avg. Life (yrs)	9.81	6.65	5.00	4.14	3.67
Window (mos)	56 - 197	37 - 136	37 - 101	38 - 79	38 - 63
Expected Final Mat.	9/25/2020	8/25/2015	9/25/2012	11/25/2010	7/25/2009
Class B1					
Avg. Life (yrs)	9.41	6.36	4.78	3.94	3.50
Window (mos)	56 - 174	37 - 120	37 - 89	37 - 69	38 - 55
Expected Final Mat.	10/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class B2					
Avg. Life (yrs)	8.60	5.78	4.35	3.60	3.21
Window (mos)	56 - 150	37 - 102	37 - 75	37 - 58	37 - 47
Expected Final Mat.	10/25/2016	10/25/2012	7/25/2010	2/25/2009	3/25/2008

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A3			
Avg. Life (yrs)	6.38	4.68	4.49
Window (mos)	37 - 118	44 - 76	54 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M1			
Avg. Life (yrs)	6.38	4.54	4.48
Window (mos)	37 - 118	43 - 76	53 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.50	4.28
Window (mos)	37 - 118	42 - 76	49 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.44	4.00
Window (mos)	37 - 118	40 - 76	44 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M4			
Avg. Life (yrs)	6.38	4.40	3.83
Window (mos)	37 - 118	39 - 76	43 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	6.38	4.37	3.74
Window (mos)	37 - 118	39 - 76	41 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M6			
Avg. Life (yrs)	6.38	4.36	3.67
Window (mos)	37 - 118	38 - 76	40 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M7			
Avg. Life (yrs)	6.38	4.34	3.62
Window (mos)	37 - 118	38 - 76	39 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class M8			
Avg. Life (yrs)	6.38	4.33	3.57
Window (mos)	37 - 118	37 - 76	38 - 54
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class B1			
Avg. Life (yrs)	6.20	4.20	3.45
Window (mos)	37 - 117	37 - 75	38 - 53
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class B2			
Avg. Life (yrs)	5.64	3.84	3.19
Window (mos)	37 - 99	37 - 64	37 - 45
Expected Final Mat.	7/25/2012	8/25/2009	1/25/2008

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A3			
Avg. Life (yrs)	7.03	5.12	6.00
Window (mos)	37 - 214	44 - 141	57 - 101
Expected Final Mat.	2/25/2022	1/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	7.01	4.97	4.87
Window (mos)	37 - 201	43 - 132	53 - 94
Expected Final Mat.	1/25/2021	4/25/2015	2/25/2012
Class M2			
Avg. Life (yrs)	6.99	4.91	4.58
Window (mos)	37 - 196	42 - 129	49 - 92
Expected Final Mat.	8/25/2020	1/25/2015	12/25/2011
Class M3			
Avg. Life (yrs)	6.95	4.83	4.28
Window (mos)	37 - 189	40 - 124	44 - 88
Expected Final Mat.	1/25/2020	8/25/2014	8/25/2011
Class M4			
Avg. Life (yrs)	6.90	4.76	4.08
Window (mos)	37 - 175	39 - 114	43 - 81
Expected Final Mat.	11/25/2018	10/25/2013	1/25/2011
Class M5			
Avg. Life (yrs)	6.85	4.69	3.96
Window (mos)	37 - 167	39 - 109	41 - 78
Expected Final Mat.	3/25/2018	5/25/2013	10/25/2010
Class M6			
Avg. Life (yrs)	6.78	4.63	3.86
Window (mos)	37 - 157	38 - 102	40 - 72
Expected Final Mat.	5/25/2017	10/25/2012	4/25/2010
Class M7			
Avg. Life (yrs)	6.67	4.54	3.75
Window (mos)	37 - 148	38 - 96	39 - 68
Expected Final Mat.	8/25/2016	4/25/2012	12/25/2009
Class M8			
Avg. Life (yrs)	6.49	4.41	3.62
Window (mos)	37 - 133	37 - 86	38 - 61
Expected Final Mat.	5/25/2015	6/25/2011	5/25/2009
Class B1			
Avg. Life (yrs)	6.20	4.20	3.45
Window (mos)	37 - 117	37 - 75	38 - 53
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class B2			
Avg. Life (yrs)	5.64	3.84	3.19
Window (mos)	37 - 99	37 - 64	37 - 45
Expected Final Mat.	7/25/2012	8/25/2009	1/25/2008

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	7.514	7.444	7.493	31	9.268	9.230	9.257
2	9.488	9.428	9.470	32	9.574	9.537	9.563
3	9.856	9.795	9.838	33	9.263	9.228	9.253
4	9.584	9.526	9.567	34	9.260	9.227	9.250
5	9.625	9.569	9.608	35	10.249	10.214	10.239
6	9.979	9.922	9.962	36	10.014	10.007	10.012
7	9.683	9.630	9.668	37	10.347	10.339	10.345
8	10.027	9.974	10.012	38	10.010	10.004	10.008
9	9.715	9.664	9.700	39	10.340	10.335	10.339
10	9.720	9.670	9.705	40	10.003	10.000	10.002
11	10.748	10.695	10.733	41	10.000	9.998	9.999
12	9.688	9.641	9.674	42	11.058	11.077	11.063
13	9.986	9.939	9.972	43	10.700	10.717	10.705
14	9.614	9.570	9.602	44	11.053	11.071	11.058
15	9.901	9.857	9.888	45	10.693	10.712	10.698
16	9.556	9.514	9.544	46	10.689	10.709	10.695
17	9.532	9.492	9.520	47	11.422	11.445	11.429
18	9.816	9.777	9.805	48	10.734	10.831	10.762
19	9.423	9.386	9.412	49	11.091	11.189	11.119
20	9.645	9.608	9.634	50	10.729	10.826	10.757
21	9.248	9.214	9.238	51	11.083	11.184	11.112
22	9.173	9.141	9.164	52	10.721	10.820	10.750
23	10.077	10.042	10.067	53	10.717	10.818	10.747
24	11.078	11.023	11.062	54	11.125	11.306	11.178
25	8.877	8.816	8.859	55	10.765	10.938	10.816
26	8.589	8.531	8.572	56	11.120	11.300	11.172
27	8.873	8.815	8.856	57	10.757	10.933	10.808
28	8.585	8.530	8.569	58	10.753	10.930	10.805
29	8.582	8.529	8.567	59	11.901	12.099	11.959
30	9.577	9.539	9.566	60	10.761	10.967	10.821

(1) **Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

(2) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Breakeven CDR Table*

** The table below describes the Constant Default Rate ("CDR"), the related cumulative loss on the Mortgage Loans and the weighted average life that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at the 1-month and 6-month Forward LIBOR curve. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6-month lag from default to loss, (4) timely advances of delinquent principal and interest, (5) a Trigger Event is in effect, and (6) prepayments are exclusive of defaults.*

Class	CDR Break	Cumulative Loss	WAL
A3	27.47%	20.31%	6.21
M1	24.68%	19.07%	8.59
M2	21.23%	17.38%	8.76
M3	16.56%	14.76%	8.98
M4	14.76%	13.62%	11.18
M5	12.70%	12.21%	11.34
M6	11.44%	11.29%	12.61
M7	10.14%	10.29%	12.57
M8	9.34%	9.64%	13.51
B1	8.66%	9.08%	14.52
B2	8.01%	8.52%	14.63

Forward LIBOR Curves*

** The 1-month and 6-month Forward LIBOR curves are shown for the first 60 months. The Forward LIBOR curves are referenced in calculating the breakeven CDR analysis included in the prior page.*

Period	1m Forward LIBOR	6m Forward LIBOR	Period	1m Forward LIBOR	6m Forward LIBOR
1	1.10000	1.22500	31	4.02302	4.21246
2	1.09899	1.28920	32	4.02302	4.27607
3	1.21964	1.35321	33	4.18757	4.33969
4	1.22870	1.45049	34	4.22798	4.39781
5	1.22870	1.54908	35	4.22798	4.45502
6	1.45761	1.64771	36	4.36624	4.51225
7	1.48092	1.76939	37	4.39802	4.56643
8	1.48092	1.88971	38	4.39802	4.62030
9	1.80001	2.01012	39	4.53008	4.67419
10	1.81655	2.14213	40	4.56506	4.72686
11	1.81655	2.27572	41	4.56506	4.77752
12	2.18258	2.40941	42	4.68530	4.82819
13	2.19744	2.52674	43	4.71520	4.87561
14	2.19744	2.65659	44	4.71520	4.92088
15	2.58537	2.78652	45	4.84004	4.96615
16	2.61084	2.89232	46	4.86313	5.00630
17	2.61084	3.00678	47	4.86313	5.04900
18	2.87942	3.12130	48	4.96415	5.09528
19	2.96823	3.22975	49	4.98140	5.12791
20	2.96823	3.33277	50	4.98140	5.16111
21	3.21280	3.43584	51	5.07604	5.19786
22	3.28928	3.52725	52	5.11408	5.22201
23	3.28928	3.61401	53	5.13506	5.24318
24	3.52168	3.70081	54	5.15584	5.26426
25	3.57801	3.77669	55	5.17646	5.28532
26	3.57801	3.85203	56	5.19722	5.30692
27	3.75343	3.92740	57	5.21789	5.32951
28	3.80224	4.00095	58	5.23835	5.35299
29	3.80224	4.07310	59	5.25890	5.37723
30	3.96997	4.14527	60	5.27948	5.40210

Collateral Summary (Aggregate Group)

Total Number of Loans	3,013
Total Outstanding Loan Balance	$506,166,215
Average Loan Balance	$167,994
Fixed Rate	22.46%
Adjustable Rate	77.54%
Prepayment Penalty Coverage	87.86%
Weighted Average Coupon	7.249%
Weighted Average Margin	5.395%
Weighted Average Initial Periodic Cap	2.933%
Weighted Average Periodic Cap	1.001%
Weighted Average Maximum Rate	13.245%
Weighted Average Floor	7.176%
Weighted Average Original Term (mo.)	357
Weighted Average Remaining Term (mo.)	357
Weighted Average CLTV	81.03%
Weighted Average FICO	627
Product Type	
2/28 ARM (Libor)	73.69%
2/13 ARM (Libor)	0.08%
3/27 ARM (Libor)	2.79%
5/25 ARM (Libor)	0.98%
Fixed Rate	22.46%
Prepayment Penalty (years)	
None	12.14%
0.001 - 1.000	8.40%
1.001 - 2.000	62.48%
2.001 - 3.000	16.98%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance	
California	47.64%
Florida	11.88%
Illinois	6.73%
Hawaii	5.35%
Largest Zip Code Concentration	
60610 - Chicago, IL	0.60%
Occupancy Status	
Primary Home	90.88%
Investment	9.12%
Loan Purpose	
Purchase	47.88%
Cashout Refinance	37.78%
Rate/Term Refinance	14.34%
Lien Position	
First Lien	97.00%
Second Lien	3.00%

Collateral Characteristics (Aggregate Group)

Collateral characteristics are listed below as of 4/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	350	$12,639,762.45	2.50%
50,000.01 - 100,000.00	787	59,011,205.15	11.66
100,000.01 - 150,000.00	579	72,267,987.89	14.28
150,000.01 - 200,000.00	380	66,076,020.79	13.05
200,000.01 - 250,000.00	300	67,557,183.47	13.35
250,000.01 - 300,000.00	198	54,468,908.88	10.76
300,000.01 - 350,000.00	136	44,119,630.97	8.72
350,000.01 - 400,000.00	91	33,856,588.49	6.69
400,000.01 - 450,000.00	65	27,702,126.49	5.47
450,000.01 - 500,000.00	53	25,339,440.84	5.01
500,000.01 - 550,000.00	30	15,762,057.84	3.11
550,000.01 - 600,000.00	30	17,410,100.24	3.44
600,000.01 - 650,000.00	6	3,781,585.88	0.75
650,000.01 - 700,000.00	1	656,000.00	0.13
700,000.01 - 750,000.00	3	2,174,354.62	0.43
750,000.01 - 800,000.00	2	1,586,290.72	0.31
850,000.01 - 900,000.00	2	1,756,970.69	0.35
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 15,000.00
Maximum: 896,970.69
Average: 167,994.10

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Mortgage Rates

Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.751 - 5.000	4	$1,440,317.55	0.28%
5.001 - 5.250	13	4,339,484.77	0.86
5.251 - 5.500	37	10,935,908.84	2.16
5.501 - 5.750	47	12,550,099.90	2.48
5.751 - 6.000	147	37,307,083.41	7.37
6.001 - 6.250	131	32,705,161.08	6.46
6.251 - 6.500	206	49,088,936.66	9.70
6.501 - 6.750	184	43,331,431.75	8.56
6.751 - 7.000	353	76,760,707.39	15.17
7.001 - 7.250	143	25,824,678.27	5.10
7.251 - 7.500	243	43,688,225.03	8.63
7.501 - 7.750	179	30,093,592.15	5.95
7.751 - 8.000	288	44,240,443.02	8.74
8.001 - 8.250	152	20,995,392.59	4.15
8.251 - 8.500	135	15,596,699.64	3.08
8.501 - 8.750	98	10,140,226.47	2.00
8.751 - 9.000	133	13,803,771.46	2.73
9.001 - 9.250	45	3,991,548.42	0.79
9.251 - 9.500	63	4,820,946.27	0.95
9.501 - 9.750	46	3,405,149.10	0.67
9.751 - 10.000	144	8,830,297.98	1.74
10.001 - 10.250	38	2,282,939.25	0.45
10.251 - 10.500	37	2,097,801.95	0.41
10.501 - 10.750	27	1,609,022.92	0.32
10.751 - 11.000	60	3,645,409.37	0.72
11.001 - 11.250	18	843,350.00	0.17
11.251 - 11.500	12	604,000.00	0.12
11.501 - 11.750	16	556,020.17	0.11
11.751 - 12.000	6	358,300.00	0.07
12.001 - 12.250	8	279,270.00	0.06
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 4.990
Maximum: 12.250
Weighted Average: 7.249

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	59	$6,365,075.42	1.26%
181 - 240	12	1,603,139.09	0.32
301 - 360	2,942	498,198,000.90	98.43
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	59	$6,365,075.42	1.26%
181 - 240	12	1,603,139.09	0.32
301 - 360	2,942	498,198,000.90	98.43
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Combined Loan- to-Value Ratio

Combined Loan-to-Value (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	8	$812,674.78	0.16%
20.001 - 30.000	6	839,929.23	0.17
30.001 - 40.000	16	1,554,936.60	0.31
40.001 - 50.000	34	4,534,280.82	0.90
50.001 - 60.000	84	11,586,602.00	2.29
60.001 - 70.000	229	36,110,284.31	7.13
70.001 - 80.000	1,323	257,300,036.59	50.83
80.001 - 90.000	813	137,888,642.61	27.24
90.001 - 100.000	500	55,538,828.47	10.97
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 16.560
Maximum: 100.000
Weighted Average: 81.033

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	4	$671,550.00	0.13%
501 - 525	202	29,117,236.01	5.75
526 - 550	222	30,689,094.92	6.06
551 - 575	292	45,454,612.18	8.98
576 - 600	284	45,855,330.10	9.06
601 - 625	582	99,856,789.64	19.73
626 - 650	504	88,956,595.56	17.57
651 - 675	386	66,496,897.15	13.14
676 - 700	236	42,535,958.16	8.40
701 - 725	134	24,544,536.71	4.85
726 - 750	97	18,642,286.65	3.68
751 - 775	54	9,869,503.79	1.95
776 - 800	13	2,498,018.48	0.49
>= 801	3	977,806.05	0.19
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Minimum: 500
Maximum: 813
Weighted Average: 627

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	2,723	$491,001,645.45	97.00%
2nd Lien	290	15,164,569.96	3.00
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,551	$242,351,853.20	47.88%
Cash Out Refinance	1,052	191,231,386.33	37.78
Rate/Term Refinance	410	72,582,975.88	14.34
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	2,153	$362,799,355.29	71.68%
PUD	347	63,113,276.53	12.47
Condo	288	42,259,140.64	8.35
2 Family	165	24,914,667.00	4.92
3 Family	34	7,073,184.19	1.40
4 Family	23	5,852,367.62	1.16
Townhouse	1	89,000.00	0.02
Row House	2	65,224.14	0.01
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

State (Top 30)

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA-S	654	$158,629,770.34	31.34%
CA-N	349	82,531,529.96	16.31
FL	481	60,157,650.70	11.88
IL	222	34,058,617.66	6.73
HI	119	27,100,994.82	5.35
TX	199	24,085,509.51	4.76
NV	136	21,699,872.16	4.29
OH	217	18,030,848.35	3.56
CO	84	14,728,045.88	2.91
MI	106	8,568,847.69	1.69
MA	29	7,294,566.17	1.44
PA	77	6,873,189.39	1.36
GA	41	5,577,054.35	1.10
WA	23	4,706,440.97	0.93
AZ	33	4,583,541.67	0.91
MD	22	4,249,045.46	0.84
TN	49	3,960,108.23	0.78
CT	20	3,945,284.37	0.78
OR	18	2,870,476.05	0.57
MN	11	2,174,815.00	0.43
IN	23	1,600,112.41	0.32
LA	10	1,200,445.00	0.24
MS	17	1,165,012.33	0.23
AR	18	1,096,022.30	0.22
NM	8	1,064,908.74	0.21
MO	12	760,097.43	0.15
WI	7	691,654.24	0.14
KS	5	558,700.00	0.11
OK	6	525,686.36	0.10
SC	5	383,750.00	0.08
Other	12	1,293,617.83	0.26
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	1,600	$255,859,932.86	50.55%
Stated	1,252	215,746,785.24	42.62
Limited	161	34,559,497.30	6.83
Total:	**3,013**	**$506,166,215.41**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 3.000	2	$872,618.30	0.22%
3.001 - 3.500	21	3,127,387.64	0.80
3.501 - 4.000	98	28,728,957.18	7.32
4.001 - 4.500	4	1,298,600.00	0.33
4.501 - 5.000	4	858,900.00	0.22
5.001 - 5.500	1,380	237,413,260.34	60.49
5.501 - 6.000	453	102,729,850.27	26.17
6.001 - 6.500	29	4,452,327.00	1.13
6.501 - 7.000	95	13,007,374.12	3.31
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Minimum: 2.250
Maximum: 6.750
Weighted Average: 5.395

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	82	$27,098,922.00	6.90%
3.000	2,003	365,166,952.10	93.04
6.000	1	223,400.75	0.06
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.933

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	2,085	$392,265,874.10	99.94%
2.000	1	223,400.75	0.06
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Minimum: 1.000
Maximum: 2.000
Weighted Average: 1.001

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Maximum Rate

Maximum Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.501 - 11.000	3	$1,020,317.55	0.26%
11.001 - 11.500	32	9,605,461.48	2.45
11.501 - 12.000	117	30,648,809.92	7.81
12.001 - 12.500	224	52,918,751.32	13.48
12.501 - 13.000	421	100,644,909.12	25.64
13.001 - 13.500	316	63,673,279.52	16.22
13.501 - 14.000	392	65,290,762.45	16.64
14.001 - 14.500	231	33,461,122.20	8.53
14.501 - 15.000	186	21,105,901.94	5.38
15.001 - 15.500	69	6,414,988.46	1.63
15.501 - 16.000	62	5,383,979.41	1.37
16.001 - 16.500	22	1,567,660.36	0.40
16.501 - 17.000	7	533,831.13	0.14
17.001 - 17.500	3	182,950.00	0.05
17.501 - 18.000	1	36,550.00	0.01
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Minimum: 10.990
Maximum: 17.650
Weighted Average: 13.245

Collateral Characteristics (Aggregate Group) continued

Collateral characteristics are listed below as of 4/1/2004.

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	47	$14,687,347.03	3.74%
5.501 - 6.000	131	35,685,257.92	9.09
6.001 - 6.500	243	59,225,289.32	15.09
6.501 - 7.000	418	98,443,161.12	25.08
7.001 - 7.500	295	56,653,173.52	14.43
7.501 - 8.000	383	63,162,162.45	16.09
8.001 - 8.500	223	30,857,122.20	7.86
8.501 - 9.000	183	19,979,801.94	5.09
9.001 - 9.500	68	6,090,988.46	1.55
9.501 - 10.000	62	5,383,979.41	1.37
10.001 - 10.500	22	1,567,660.36	0.40
10.501 - 11.000	7	533,831.13	0.14
11.001 - 11.500	3	182,950.00	0.05
11.501 - 12.000	1	36,550.00	0.01
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Minimum: 4.990
Maximum: 11.650
Weighted Average: 7.176

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-01	1	$65,370.40	0.02%
2006-02	12	1,569,853.66	0.40
2006-03	480	95,715,056.87	24.39
2006-04	1,439	268,591,196.57	68.43
2006-05	53	7,443,770.00	1.90
2007-03	29	5,274,333.59	1.34
2007-04	50	8,543,940.00	2.18
2007-05	2	306,500.00	0.08
2009-02	1	166,724.88	0.04
2009-03	6	2,327,568.11	0.59
2009-04	11	2,252,860.75	0.57
2009-05	2	232,100.00	0.06
Total:	**2,086**	**$392,489,274.85**	**100.00%**

Collateral Summary (Group 1)

Total Number of Loans	2,398	**Geographic Distribution**	
Total Outstanding Loan Balance	$358,471,008	(Other States account individually for less than 5.00%	
Average Loan Balance	$149,487	of the Cut-Off Date aggregate principal balance	
Fixed Rate	23.15%	California	39.56%
Adjustable Rate	76.85%	Florida	14.35%
Prepayment Penalty Coverage	87.68%	Illinois	7.22%
Weighted Average Coupon	7.267%	Hawaii	6.76%
Weighted Average Margin	5.396%	Nevada	5.10%
Weighted Average Initial Periodic Cap	2.960%		
Weighted Average Periodic Cap	1.001%	**Largest Zip Code Concentration**	
Weighted Average Maximum Rate	13.348%	96797 - Waipahu, HI	0.68%
Weighted Average Floor	7.305%		
Weighted Average Original Term (mo.)	357	**Occupancy Status**	
Weighted Average Remaining Term (mo.)	357	Primary Home	88.15%
Weighted Average CLTV	80.52%	Investment	11.85%
Weighted Average FICO	622		
		Loan Purpose	
Product Type		Purchase	46.87%
2/28 ARM (Libor)	73.30%	Cashout Refinance	38.40%
2/13 ARM (Libor)	0.11%	Rate/Term Refinance	14.73%
3/27 ARM (Libor)	2.70%		
5/25 ARM (Libor)	0.73%	**Lien Position**	
Fixed Rate	23.15%	First Lien	99.27%
		Second Lien	0.73%
Prepayment Penalty (years)			
None	12.32%		
0.001 - 1.000	4.72%		
1.001 - 2.000	64.35%		
2.001 - 3.000	18.60%		

Collateral Characteristics (Group 1)

Collateral characteristics are listed below as of 4/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	182	$6,807,949.96	1.90%
50,000.01 - 100,000.00	659	50,125,228.21	13.98
100,000.01 - 150,000.00	555	69,404,683.36	19.36
150,000.01 - 200,000.00	374	65,025,269.98	18.14
200,000.01 - 250,000.00	297	66,911,794.77	18.67
250,000.01 - 300,000.00	197	54,185,688.70	15.12
300,000.01 - 350,000.00	103	32,865,235.82	9.17
350,000.01 - 400,000.00	13	4,850,270.60	1.35
400,000.01 - 450,000.00	10	4,263,693.99	1.19
450,000.01 - 500,000.00	6	2,856,292.56	0.80
550,000.01 - 600,000.00	1	552,500.00	0.15
600,000.01 - 650,000.00	1	622,400.00	0.17
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 15,000.00
Maximum: 622,400.00
Average: 149,487.49

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Mortgage Rates			
Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.751 - 5.000	2	$371,100.00	0.10%
5.001 - 5.250	5	1,086,816.00	0.30
5.251 - 5.500	25	5,331,871.22	1.49
5.501 - 5.750	33	6,372,158.43	1.78
5.751 - 6.000	116	23,703,030.15	6.61
6.001 - 6.250	109	21,223,775.05	5.92
6.251 - 6.500	169	32,397,364.34	9.04
6.501 - 6.750	154	29,666,977.72	8.28
6.751 - 7.000	297	52,062,426.46	14.52
7.001 - 7.250	131	20,157,065.01	5.62
7.251 - 7.500	228	37,458,978.46	10.45
7.501 - 7.750	161	22,618,096.28	6.31
7.751 - 8.000	274	37,832,057.39	10.55
8.001 - 8.250	145	17,732,566.34	4.95
8.251 - 8.500	134	15,256,912.06	4.26
8.501 - 8.750	96	9,236,226.47	2.58
8.751 - 9.000	130	12,627,484.79	3.52
9.001 - 9.250	45	3,991,548.42	1.11
9.251 - 9.500	61	4,673,546.27	1.30
9.501 - 9.750	45	2,977,649.10	0.83
9.751 - 10.000	38	1,693,358.00	0.47
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 4.990
Maximum: 9.800
Weighted Average: 7.267

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	54	$5,346,004.73	1.49%
181 - 240	11	1,373,158.63	0.38
301 - 360	2,333	351,751,844.60	98.13
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 – 180	54	$5,346,004.73	1.49%
181 – 240	11	1,373,158.63	0.38
301 – 360	2,333	351,751,844.60	98.13
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Combined Loan-to-Value Ratio

Combined Loan-to-Value (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	4	$176,523.30	0.05%
20.001 - 30.000	5	359,929.23	0.10
30.001 - 40.000	14	1,335,014.25	0.37
40.001 - 50.000	30	3,006,131.33	0.84
50.001 - 60.000	78	10,254,236.35	2.86
60.001 - 70.000	190	28,269,746.89	7.89
70.001 - 80.000	1,128	185,983,473.58	51.88
80.001 - 90.000	704	97,479,693.77	27.19
90.001 - 100.000	245	31,606,259.26	8.82
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 16.560
Maximum: 100.000
Weighted Average: 80.516

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	1	$196,300.00	0.05%
501 - 525	166	24,117,101.24	6.73
526 - 550	186	22,906,163.20	6.39
551 - 575	250	35,352,165.09	9.86
576 - 600	255	37,414,905.85	10.44
601 - 625	454	68,951,695.94	19.23
626 - 650	387	58,371,624.71	16.28
651 - 675	296	47,223,040.70	13.17
676 - 700	181	27,795,154.07	7.75
701 - 725	105	18,125,948.33	5.06
726 - 750	70	11,704,542.52	3.27
751 - 775	37	4,886,139.82	1.36
776 - 800	9	1,320,026.48	0.37
>= 801	1	106,200.00	0.03
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Minimum: 500
Maximum: 813
Weighted Average.: 622

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	2,336	$355,860,738.16	99.27%
2nd Lien	62	2,610,269.80	0.73
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,162	$168,008,802.72	46.87%
Cash Out Refinance	882	137,655,047.73	38.40
Rate/Term Refinance	354	52,807,157.51	14.73
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	1,694	$249,088,558.18	69.49%
PUD	277	44,837,330.25	12.51
Condo	222	31,314,196.51	8.74
2 Family	148	20,865,588.76	5.82
3 Family	34	7,073,184.19	1.97
4 Family	22	5,203,150.07	1.45
Townhouse	1	89,000.00	0.02
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA-S	464	$96,768,898.33	26.99%
FL	417	51,453,465.32	14.35
CA-N	221	45,028,778.87	12.56
IL	186	25,883,676.56	7.22
HI	101	24,215,737.01	6.76
NV	107	18,290,141.98	5.10
OH	202	17,127,344.69	4.78
TX	173	16,775,381.08	4.68
CO	68	11,073,193.12	3.09
MI	99	8,254,362.34	2.30
GA	38	5,444,454.35	1.52
MA	23	5,236,176.36	1.46
PA	50	4,208,752.97	1.17
AZ	28	3,970,741.67	1.11
TN	44	3,770,618.06	1.05
MD	19	3,351,170.46	0.93
WA	18	2,809,911.26	0.78
CT	17	2,752,284.37	0.77
OR	15	2,268,608.71	0.63
IN	20	1,468,971.19	0.41
MN	9	1,110,315.00	0.31
NM	7	1,038,908.74	0.29
MS	13	995,412.33	0.28
LA	7	745,975.00	0.21
AR	12	723,172.30	0.20
MO	9	654,847.43	0.18
KS	5	558,700.00	0.16
OK	6	525,686.36	0.15
WI	5	427,954.24	0.12
SC	4	278,750.00	0.08
Other	11	1,258,617.83	0.35
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Documentation Type			
Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	1,327	$183,266,753.63	51.12%
Stated	941	153,206,452.79	42.74
Limited	130	21,997,801.54	6.14
Total:	**2,398**	**$358,471,007.96**	**100.00%**

Gross Margin			
Gross Margin (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 3.000	1	$223,400.75	0.08%
3.001 - 3.500	20	2,421,033.01	0.88
3.501 - 4.000	67	15,497,797.53	5.63
4.001 - 4.500	2	442,600.00	0.16
4.501 - 5.000	3	515,900.00	0.19
5.001 - 5.500	1,235	184,715,723.51	67.05
5.501 - 6.000	346	57,355,095.24	20.82
6.001 - 6.500	26	3,776,596.20	1.37
6.501 - 7.000	75	10,526,430.12	3.82
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Minimum: 2.250
Maximum: 6.750
Weighted Average: 5.396

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	47	$11,790,624.00	4.28%
3.000	1,727	263,460,551.62	95.64
6.000	1	223,400.75	0.08
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.960

Periodic Rate Cap			
Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	1,774	$275,251,175.62	99.92%
2.000	1	223,400.75	0.08
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Minimum: 1.000
Maximum: 2.000
Weighted Average: 1.001

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Maximum Rate

Maximum Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.501 - 11.000	2	$371,100.00	0.13%
11.001 - 11.500	20	4,057,907.09	1.47
11.501 - 12.000	88	17,597,366.22	6.39
12.001 - 12.500	183	34,280,842.58	12.44
12.501 - 13.000	335	62,163,352.81	22.57
13.001 - 13.500	282	49,001,173.70	17.79
13.501 - 14.000	361	52,063,353.16	18.90
14.001 - 14.500	220	28,324,508.37	10.28
14.501 - 15.000	180	18,456,615.26	6.70
15.001 - 15.500	69	6,414,988.46	2.33
15.501 - 16.000	35	2,743,368.71	1.00
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Minimum: 10.990
Maximum: 15.800
Weighted Average: 13.348

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	27	$5,594,423.09	2.03%
5.501 - 6.000	94	19,219,614.22	6.98
6.001 - 6.500	197	38,169,286.58	13.86
6.501 - 7.000	337	62,215,104.81	22.58
7.001 - 7.500	269	45,341,313.70	16.46
7.501 - 8.000	355	50,946,453.16	18.49
8.001 - 8.500	215	27,254,508.37	9.89
8.501 - 9.000	178	17,899,515.26	6.50
9.001 - 9.500	68	6,090,988.46	2.21
9.501 - 10.000	35	2,743,368.71	1.00
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Minimum: 4.990
Maximum: 9.800
Weighted Average: 7.305

Collateral Characteristics (Group 1) continued

Collateral characteristics are listed below as of 4/1/2004.

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2006-01	1	$65,370.40	0.02%
2006-02	10	1,177,503.41	0.43
2006-03	412	66,868,612.60	24.27
2006-04	1,223	188,887,440.04	68.57
2006-05	46	6,162,610.00	2.24
2007-03	25	4,122,124.80	1.50
2007-04	41	5,251,140.00	1.91
2007-05	2	306,500.00	0.11
2009-02	1	166,724.88	0.06
2009-03	2	324,589.48	0.12
2009-04	10	1,909,860.75	0.69
2009-05	2	232,100.00	0.08
Total:	**1,775**	**$275,474,576.37**	**100.00%**

Collateral Summary (Group 2)			
Total Number of Loans	615	**Geographic Distribution**	
Total Outstanding Loan Balance	$147,695,207	(Other States account individually for less than 5.00%	
Average Loan Balance	$240,155	of the Cut-Off Date aggregate principal balance	
Fixed Rate	20.77%	California	67.28%
Adjustable Rate	79.23%	Florida	5.89%
Prepayment Penalty Coverage	88.30%	Illinois	5.54%
Weighted Average Coupon	7.204%		
Weighted Average Margin	5.392%	**Largest Zip Code Concentration**	
Weighted Average Initial Periodic Cap	2.869%	60610 - Chicago, IL	1.77%
Weighted Average Periodic Cap	1.000%		
Weighted Average Maximum Rate	13.002%	**Occupancy Status**	
Weighted Average Floor	6.872%	Primary Home	97.50%
Weighted Average Original Term (mo.)	359	Investment	2.50%
Weighted Average Remaining Term (mo.)	358		
Weighted Average CLTV	82.29%	**Loan Purpose**	
Weighted Average FICO	637	Purchase	50.34%
		Cashout Refinance	36.27%
Product Type		Rate/Term Refinance	13.39%
2/28 ARM (Libor)	74.63%		
3/27 ARM (Libor)	3.01%	**Lien Position**	
5/25 ARM (Libor)	1.59%	First Lien	91.50%
Fixed Rate	20.77%	Second Lien	8.50%
Prepayment Penalty (years)			
None	11.70%		
0.001 - 1.000	17.32%		
1.001 - 2.000	57.95%		
2.001 - 3.000	13.04%		

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of 4/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	168	$5,831,812.49	3.95%
50,000.01 - 100,000.00	128	8,885,976.94	6.02
100,000.01 - 150,000.00	24	2,863,304.53	1.94
150,000.01 - 200,000.00	6	1,050,750.81	0.71
200,000.01 - 250,000.00	3	645,388.69	0.44
250,000.01 - 300,000.00	1	283,220.18	0.19
300,000.01 - 350,000.00	33	11,254,395.15	7.62
350,000.01 - 400,000.00	78	29,006,317.89	19.64
400,000.01 - 450,000.00	55	23,438,432.50	15.87
450,000.01 - 500,000.00	47	22,483,148.27	15.22
500,000.01 - 550,000.00	30	15,762,057.84	10.67
550,000.01 - 600,000.00	29	16,857,600.24	11.41
600,000.01 - 650,000.00	5	3,159,185.88	2.14
650,000.01 - 700,000.00	1	656,000.00	0.44
700,000.01 - 750,000.00	3	2,174,354.62	1.47
750,000.01 - 800,000.00	2	1,586,290.72	1.07
850,000.01 - 900,000.00	2	1,756,970.69	1.19
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 25,000.00
Maximum: 896,970.69
Average: 240,154.81

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Mortgage Rates			
Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.751 - 5.000	2	$1,069,217.55	0.72%
5.001 - 5.250	8	3,252,668.77	2.20
5.251 - 5.500	12	5,604,037.62	3.79
5.501 - 5.750	14	6,177,941.47	4.18
5.751 - 6.000	31	13,604,053.26	9.21
6.001 - 6.250	22	11,481,386.03	7.77
6.251 - 6.500	37	16,691,572.32	11.30
6.501 - 6.750	30	13,664,454.03	9.25
6.751 - 7.000	56	24,698,280.93	16.72
7.001 - 7.250	12	5,667,613.25	3.84
7.251 - 7.500	15	6,229,246.58	4.22
7.501 - 7.750	18	7,475,495.87	5.06
7.751 - 8.000	14	6,408,385.64	4.34
8.001 - 8.250	7	3,262,826.25	2.21
8.251 - 8.500	1	339,787.58	0.23
8.501 - 8.750	2	904,000.00	0.61
8.751 - 9.000	3	1,176,286.67	0.80
9.251 - 9.500	2	147,400.00	0.10
9.501 - 9.750	1	427,500.00	0.29
9.751 - 10.000	106	7,136,939.98	4.83
10.001 - 10.250	38	2,282,939.25	1.55
10.251 - 10.500	37	2,097,801.95	1.42
10.501 - 10.750	27	1,609,022.92	1.09
10.751 - 11.000	60	3,645,409.37	2.47
11.001 - 11.250	18	843,350.00	0.57
11.251 - 11.500	12	604,000.00	0.41
11.501 - 11.750	16	556,020.17	0.38
11.751 - 12.000	6	358,300.00	0.24
12.001 - 12.250	8	279,270.00	0.19
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 4.990
Maximum: 12.250
Weighted Average: 7.204

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	5	$1,019,070.69	0.69%
181 - 240	1	229,980.47	0.16
301 - 360	609	146,446,156.29	99.15
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	5	$1,019,070.69	0.69%
181 - 240	1	229,980.47	0.16
301 - 360	609	146,446,156.29	99.15
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 179
Maximum: 360
Weighted Average: 358

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Combined Loan-to-Value Ratio

Combined Loan-to-Value (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	4	$636,151.48	0.43%
20.001 - 30.000	1	480,000.00	0.32
30.001 - 40.000	2	219,922.35	0.15
40.001 - 50.000	4	1,528,149.49	1.03
50.001 - 60.000	6	1,332,365.65	0.90
60.001 - 70.000	39	7,840,537.42	5.31
70.001 - 80.000	195	71,316,563.02	48.29
80.001 - 90.000	109	40,408,948.84	27.36
90.001 - 100.000	255	23,932,569.21	16.20
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 16.800
Maximum: 100.000
Weighted Average: 82.290

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	3	$475,250.00	0.32%
501 - 525	36	5,000,134.77	3.39
526 - 550	36	7,782,931.72	5.27
551 - 575	42	10,102,447.09	6.84
576 - 600	29	8,440,424.25	5.71
601 - 625	128	30,905,093.70	20.92
626 - 650	117	30,584,970.86	20.71
651 - 675	90	19,273,856.45	13.05
676 - 700	55	14,740,804.08	9.98
701 - 725	29	6,418,588.38	4.35
726 - 750	27	6,937,744.13	4.70
751 - 775	17	4,983,363.98	3.37
776 - 800	4	1,177,992.00	0.80
>= 801	2	871,606.05	0.59
Total:	**615**	**$147,695,207.45**	**100.00%**

Minimum: 500
Maximum: 806
Weighted Average: 637

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	387	$135,140,907.29	91.50%
2nd Lien	228	12,554,300.16	8.50
Total:	**615**	**$147,695,207.45**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	389	$74,343,050.48	50.34%
Cash Out Refinance	170	53,576,338.60	36.27
Rate/Term Refinance	56	19,775,818.37	13.39
Total:	**615**	**$147,695,207.45**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	459	$113,710,797.12	76.99%
PUD	70	18,275,946.27	12.37
Condo	66	10,944,944.13	7.41
2 Family	17	4,049,078.25	2.74
4 Family	1	649,217.55	0.44
Row House	2	65,224.14	0.04
Total:	**615**	**$147,695,207.45**	**100.00%**

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

State (Top 30)			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA-S	190	$61,860,872.01	41.88%
CA-N	128	37,502,751.09	25.39
FL	64	8,704,185.38	5.89
IL	36	8,174,941.11	5.54
TX	26	7,310,128.44	4.95
CO	16	3,654,852.76	2.47
NV	29	3,409,730.18	2.31
HI	18	2,885,257.81	1.95
PA	27	2,664,436.42	1.80
MA	6	2,058,389.81	1.39
WA	5	1,896,529.71	1.28
CT	3	1,193,000.00	0.81
MN	2	1,064,500.00	0.72
OH	15	903,503.66	0.61
MD	3	897,875.00	0.61
AZ	5	612,800.00	0.41
OR	3	601,867.34	0.41
LA	3	454,470.00	0.31
AR	6	372,850.00	0.25
MI	7	314,485.35	0.21
WI	2	263,700.00	0.18
TN	5	189,490.17	0.13
MS	4	169,600.00	0.11
GA	3	132,600.00	0.09
IN	3	131,141.22	0.09
MO	3	105,250.00	0.07
SC	1	105,000.00	0.07
NC	1	35,000.00	0.02
NM	1	26,000.00	0.02
Total:	**615**	**$147,695,207.45**	**100.00%**

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Documentation Type			
Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	273	$72,593,179.24	49.15%
Stated	311	62,540,332.45	42.34
Limited	31	12,561,695.76	8.51
Total:	**615**	**$147,695,207.45**	**100.00%**

Gross Margin			
Gross Margin (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 3.000	1	$649,217.55	0.55%
3.001 - 3.500	1	706,354.62	0.60
3.501 - 4.000	31	13,231,159.65	11.31
4.001 - 4.500	2	856,000.00	0.73
4.501 - 5.000	1	343,000.00	0.29
5.001 - 5.500	145	52,697,536.83	45.03
5.501 - 6.000	107	45,374,755.03	38.78
6.001 - 6.500	3	675,730.80	0.58
6.501 - 7.000	20	2,480,944.00	2.12
Total:	**311**	**$117,014,698.48**	**100.00%**

Minimum: 2.250
Maximum: 6.750
Weighted Average: 5.392

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	35	$15,308,298.00	13.08%
3.000	276	101,706,400.48	86.92
Total:	**311**	**$117,014,698.48**	**100.00%**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.869

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	311	$117,014,698.48	100.00%
Total:	**311**	**$117,014,698.48**	**100.00%**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	1	$649,217.55	0.55%
11.001 - 11.500	12	5,547,554.39	4.74
11.501 - 12.000	29	13,051,443.70	11.15
12.001 - 12.500	41	18,637,908.74	15.93
12.501 - 13.000	86	38,481,556.31	32.89
13.001 - 13.500	34	14,672,105.83	12.54
13.501 - 14.000	31	13,227,409.28	11.30
14.001 - 14.500	11	5,136,613.83	4.39
14.501 - 15.000	6	2,649,286.67	2.26
15.501 - 16.000	27	2,640,610.69	2.26
16.001 - 16.500	22	1,567,660.36	1.34
16.501 - 17.000	7	533,831.13	0.46
17.001 - 17.500	3	182,950.00	0.16
17.501 - 18.000	1	36,550.00	0.03
Total:	**311**	**$117,014,698.48**	**100.00%**

Minimum: 10.990
Maximum: 17.650
Weighted Average: 13.002

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Floor			
Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	20	$9,092,923.94	7.77%
5.501 - 6.000	37	16,465,643.70	14.07
6.001 - 6.500	46	21,056,002.74	17.99
6.501 - 7.000	81	36,228,056.31	30.96
7.001 - 7.500	26	11,311,859.83	9.67
7.501 - 8.000	28	12,215,709.28	10.44
8.001 - 8.500	8	3,602,613.83	3.08
8.501 - 9.000	5	2,080,286.67	1.78
9.501 - 10.000	27	2,640,610.69	2.26
10.001 - 10.500	22	1,567,660.36	1.34
10.501 - 11.000	7	533,831.13	0.46
11.001 - 11.500	3	182,950.00	0.16
11.501 - 12.000	1	36,550.00	0.03
Total:	**311**	**$117,014,698.48**	**100.00%**

Minimum: 4.990
Maximum: 11.650
Weighted Average: 6.872

Collateral Characteristics (Group 2) continued

Collateral characteristics are listed below as of 4/1/2004.

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2006-02	2	$392,350.25	0.34%
2006-03	68	28,846,444.27	24.65
2006-04	216	79,703,756.53	68.11
2006-05	7	1,281,160.00	1.09
2007-03	4	1,152,208.79	0.98
2007-04	9	3,292,800.00	2.81
2009-03	4	2,002,978.63	1.71
2009-04	1	343,000.00	0.29
Total:	**311**	**$117,014,698.48**	**100.00%**